UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

KINETIC CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49460W208

(CUSIP Number)

February 2, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49460W208		13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) LEININGER JAMES R MD

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,275,256

	6.	Shared Voting Power 1,878,219

	7.	Sole Dispositive Power 6,275,256

	8.	Shared Dispositive Power 1,878,219

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,153,475

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 11.33%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS

CUSIP No. 49460W208	13G

ITEM 1.

(a) (b) This statement on Schedule 13G relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in Kinetic Concepts, Inc., a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8023 Vantage Drive, San Antonio, TX 78230.

ITEM 2.

(a) This statement is being filed by James R. Leininger, MD  (the “Reporting Person”);

(b) The principal business address of the Reporting Person is 8023 Vantage Drive, San Antonio, TX 78230.

(c) The Reporting Person is a citizen of the United States of America.

(d) (e) This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer named in Item 1 of this statement. The CUSIP number associated with such Common Stock is 49460W208.

ITEM 3.  FILING PURSUANT TO RULE 13d-1(b), OR 13d-2(b).

Not Applicable.

ITEM 4.  OWNERSHIP.

(a) (b) As of December 31, 2010, (i) the Reporting Person was the direct record owner of 6,239,525 shares of Common Stock, (ii) the Reporting Person’s spouse was the direct record owner of 1,878,219 shares of Common Stock, (iii) J&E Investments, L.P. was the record owner of 10,100 shares of Common Stock, and (iv) the Reporting Person was the direct record owner of stock options exercisable within the next sixty (60) days for 25,631 shares of Common Stock.  The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 8,153,475, which represents 11.33% of the shares of Common Stock reported to be outstanding as of December 31, 2010.  The shares owned by J&E Investments, L.P. may be deemed to be owned indirectly by the Reporting Person, who is a 1% general partner.  The Reporting Person disclaims beneficial ownership in the shares held by J&E Investments, L.P., except to the extent of his pecuniary interest therein.  The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3(d)(1).

(c) The Reporting Person has sole voting and dispositive power over the 6,275,256 shares of Common Stock beneficially owned by him as indicated above.  The Reporting Person has shared voting or dispositive power over 1,878,219 shares, which are held directly by the Reporting Person’s spouse.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

CUSIP No. 49460W208	13G

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP No. 49460W208	13G

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2011

/s/ James R. Leininger, MD
Signature

James R. Leininger, MD
Name and Title